UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                       ANNUITY & LIFE RE (HOLDINGS), LTD.
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                                (Name of Issuer)

                                  COMMON STOCK
                                (par value $1.00)
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                         (Title of Class of Securities)

                                    G03910109
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                                 (CUSIP Number)

                                  March 2, 2000
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


                  Rule 13d-1(b)
                  Rule 13d-1(c)
                  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise

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
CUSIP No. G03910109


subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Arch Reinsurance Company (f/k/a Risk Capital Reinsurance Company) 06-1430254
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   2.     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                     (a) / /
                                                                 (b) /X/
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   3.     SEC Use Only

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   4.     Citizenship or Place of Organization

          Nebraska
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                            5.    Sole Voting Power

                                  0
                           -----------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                0
                            ----------------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                0
                            ----------------------------------------------------
                            8. Shared Dispositive Power

                                  0
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   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

          0
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  10.     Check box if the Aggregate Amount in Row (9) Excludes
          Certain Shares (See Instructions)

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  11.     Percent of Class Represented by Amount in Row (9)

             0%
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  12.     Type of Reporting Person (See Instructions)

          IC
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                                  Page 2 of 9

CUSIP No. G03910109


   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Arch Capital Group (U.S.) Inc. (f/k/a Risk Capital Holdings, Inc.) 061424716
-------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                       (a) / /
                                                                   (b) /X/

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   3.     SEC Use Only

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   4.     Citizenship or Place of Organization

          Delaware
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                            5.    Sole Voting Power

                                  0
                           -----------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                0
                           -----------------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                0
                           -----------------------------------------------------
                            8. Shared Dispositive Power

                                  0
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   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

          0
--------------------------------------------------------------------------------
  10.     Check box if the Aggregate Amount in Row (9) Excludes
          Certain Shares (See Instructions)

--------------------------------------------------------------------------------
  11.     Percent of Class Represented by Amount in Row (9)

            0 %
--------------------------------------------------------------------------------
  12.     Type of Reporting Person (See Instructions)

          HC
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                                  Page 3 of 9

Item 1(a). Name of Issuer:

           Annuity & Life Re (Holdings), Ltd.

Item 1(b). Address of Issuer's Principal Executive Offices:

           20 Horseneck Lane
           Greenwich, Connecticut  06830

Item 2(a). Name of Person Filing:

         This schedule is being filed jointly by:

                  (i)      Arch Reinsurance Company
                  (ii)     Arch Capital Group (U.S.) Inc.

Item 2(b).        Address of Principal Business Office:


         The address of principal business office for both (i) and (ii) is:
                          20 Horseneck Lane
                          Greenwich, Connecticut 06830

Item 2(c). Citizenship:

         (i)      Nebraska
         (ii)     Delaware

Item 2(d). Title of Class of Securities:

         Common Stock, par value $1.00

Item 2(e). CUSIP Number:

         G03910109

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

         For   (i):
               (c) /X/ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

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

         For   (ii):
               (g) /X/ A parent holding company or control person in accordance withss. 240.13d-1(b)(1)(ii)(G).

Item 4.           Ownership:

         The ownership for both (i) and (ii) is:

          (a)  Amount beneficially owned: 0
          (b)  Percent of class: 0%
          (c)  Number of shares as to which such person has:
               (i)  sole power to vote or to direct the vote: 0
               (ii) shared power to vote or to direct the vote: 0
               (iii) sole power to dispose or to direct the disposition of: 0
               (iv) shared power to dispose or to direct the disposition of: 0

               Arch Capital Group (U.S.) Inc. (f/k/a Risk Capital Holdings, Inc., "Arch Cap Group") and Arch Reinsurance Company (f/k/a Risk Capital Reinsurance Company, "Arch Re"), a wholly owned subsidiary of Arch Cap Group, entered into a Stock Repurchase Agreement dated as of January 17, 2000 (the "Repurchase Agreement") with XL Capital Ltd. ("XL") and Garrison Investments Inc., a wholly owned subsidiary of XL ("Garrison"), pursuant to which (i) Arch Re, on March 2, 2000 (the "Closing Date"), transferred to Arch Cap Group all of its interests in Annuity & Life Re (Holdings), Ltd. ("ALRE"), consisting of 1,418,440 shares of common stock, par value $1.00 per share (the "Common Stock") and 100,000 Class B Warrants to acquire shares of Common Stock (together with the Common Stock, the "Securities") and (ii) Arch Cap Group transferred the Securities, among other consideration, to Garrison in exchange for the transfer by Garrison to Arch Cap Group of all of the shares of Arch Cap Group then held by Garrison. For further information concerning the transfer of the Securities, please see Item 6.

Item 5. Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

               Pursuant to Section 2(e)(ii) of the Repurchase Agreement, pending the receipt of the requisite regulatory and other approval to complete the transfer of the Securities to Garrison, Arch Cap Group has been the record owner of the Securities and has held

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

          the Securities for the sole and exclusive benefit of XL and Garrison and has agreed to vote and transfer the Securities solely in accordance with the written instructions of XL and Garrison pursuant to a Voting and Disposition Agreement dated as of the Closing Date (the "Voting and Disposition Agreement") among Arch Cap Group, Arch Re, XL and Garrison. The Repurchase Agreement and Voting and Disposition Agreement are both filed as exhibits to the Current Report on Form 8-K of Arch Cap Group filed on January 18, 2000.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         See Exhibit 1.

Item 8. Identification and Classification of Members of the Group:

         Not applicable.

Item 9. Notice of Dissolution of Group:

         Not applicable.

Item 10. Certification:

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2001

                                    ARCH REINSURANCE COMPANY


                                    By:  /s/ Louis T. Petrillo
                                         ---------------------------------------
                                         Name:   Louis T. Petrillo


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

                                         Title:  Senior Vice President,
                                                 General Counsel and Secretary


                                    ARCH CAPITAL GROUP (U.S.) INC.


                                    By:  /s/ Louis T. Petrillo
                                         ---------------------------------------
                                         Name:   Louis T. Petrillo
                                         Title:  Senior Vice President,
                                                 General Counsel and Secretary


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


                          EXHIBIT INDEX TO SCHEDULE 13G


Exhibit 1. Identity and classification of subsidiary.







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